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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549
                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                        Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:       Date examination completed:

811-08073                                       12-31-2003
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2. State identification Number:
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    AL          AK            AZ          AR               CA           CO
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    CT          DE            DC          FL               GA           HI
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    ID          IL            IN          IA               KS           KY
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    LA          ME            MD          MA               MI           MN
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    MS          MO            MT          NE               NV           NH
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    NJ          NM            NY          NC               ND           OH
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    OK          OR            PA          RI               SC           SD
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    TN          TX            UT          VT               VA           WA
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    WV          WI            WY          PUERTO RICO
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    Other (specify):
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3. Exact name of investment company as specified in registration statement:

    State Farm Variable Product Trust
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4. Address of principal executive office (number, street, city, state, zip code):

    Three State Farm Plaza N-1, Bloomington, IL 61791-0001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC2198(10-03)

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Trustees of
State Farm Variable Product Trust -
    Large Cap Equity Index Fund
    Small Cap Equity Index Fund

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the of Investment Company Act of 1940, that State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of
December 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2003, and with respect to agreement of security purchases and sales, for the period from October 31, 2003 (the date of last examination) through December 31, 2003:

o Confirmation of the Funds' securities with Barclay's Global Investors, N.A. (the Custodian), without prior notice to management;

o Confirmation and review of reconciliation of all securities held in book entry form by the Custodian to the Sub-Custodian, Investors Bank and Trust.

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

o Agreement of five investment purchases and five investment sales or maturities for each Fund since our last report from the books and records of the Funds to trade listings and to the cash settlement;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that State Farm Variable Product
Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2003, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



	                              /s/ ERNST & YOUNG LLP

Chicago, Illinois
January 30, 2004

         Management Statement Regarding Compliance with
    Certain Provisions of the Investment Company Act of 1940


January 30, 2004

We, as members of management of State Farm Variable Product Trust - Large Cap Equity Index Fund and Small Cap Equity Index Fund (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of December 31, 2003, and from October 31, 2003 through August 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2003, and from October 31, 2003 through December 31, 2003 with respect to securities reflected in the investment accounts of the Funds.


/s/ Michael L. Tipsord
________________________
Michael L. Tipsord
Senior Vice President and Treasurer,
State Farm Variable Product Trust


/s/ David Grizzle
________________________
David Grizzle
Assistant Secretary -Treasurer,
State Farm Variable Product Trust